Exhibit 1

North America’s Railroad
NEWS RELEASE

CN ANNOUNCES SPECIAL MEETING OF SHAREHOLDERS ON MARCH 22, 2022

Focused on executing on growth and value creation strategy despite TCI’s inappropriate attempts to seize effective control of the company

MONTREAL, October 4, 2021 – CN (TSX: CNR, NYSE: CNI) today announced that it has scheduled a Special Meeting of Shareholders (the “Special Meeting”) in response to a requisition by CIFF Capital and TCI (collectively “TCI”). The Special Meeting is scheduled to be held at 9:00 a.m. Eastern Time on Tuesday, March 22, 2022. TCI and CN have mutually agreed to the date of the Special Meeting.

CN remains committed to executing its ambitious, long-term, sustainable growth strategy, and is grateful for early expressions of support for this plan that it has received from valued shareholders, customers, partners and other key stakeholders. The Company has best-in-class corporate governance and a strong shareholder engagement program as it continues to focus on operational excellence, a customer-first culture, innovation and ESG leadership. CN’s strategic plan follows a year of significant governance enhancements including the addition of three new independent directors and achieving gender parity among independent directors ahead of plan. At the Company’s most recent Annual General Meeting (“AGM”), all directors received greater than 95% of votes in favour, and CN’s say-on-pay resolution passed with 97.7% support.

TCI’s motives for its requisition are dubious.

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TCI is a dissident shareholder that only recently acquired a 5% stake in CN and is seeking to assert effective control over one of Canada’s largest and most economically important companies. It is doing so without presenting a credible plan to create superior or sustainable value.

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TCI holds an 8.3% stake in Canadian Pacific (“CP”), meaning TCI is the largest shareholder in CN’s direct competitor and Canada’s second largest Class 1 railroad. TCI’s actions over the last several months demonstrate that there is a clear conflict between their interests and those of CN’s other shareholders.

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Curiously, TCI continues to argue that CN’s pursuit of Kansas City Southern (“KCS”) was bad for CN. The facts are clear: CN’s bid for KCS was a strategic move that resulted in significant benefits for CN’s shareholders and stakeholders, including an incremental US$700 million in fees paid to CN. While the pursuit of KCS was demonstrably positive for CN, it has been costly and may yet be problematic for CP and its largest shareholder.

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As recently as CN’s AGM in April 2021, by all accounts it appears that TCI voted in favour of all resolutions, including director nominees, say-on-pay and the Climate Action Plan. It was only after CN disrupted TCI’s and CP’s plans for KCS with a revised bid that TCI increased its stake in CN and began attacking the company publicly to try to force its own agenda.

The proxy contest initiated by TCI is misguided, costly and not in the best interest of CN’s shareholders or its other stakeholders.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN, and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Forward-Looking Statements
Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: uncertainties related to the Meeting, including the date of the Meeting and the Record Date. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward- looking statement.

Contacts:

Media
Canada
Mathieu Gaudreault
CN Media Relations & Public Affairs
(514) 249-4735
Mathieu.Gaudreault@cn.ca

Longview Communications & Public Affairs
Martin Cej
(403) 512-5730
mcej@longviewcomms.ca

United States
Brunswick Group
Jonathan Doorley / Rebecca Kral
(917) 459-0419 / (917) 818-9002
jdoorley@brunswickgroup.com
rkral@brunswickgroup.com
Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca